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                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549


                                 SCHEDULE 13G


                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                             (AMENDMENT NO. . . .)*


                               OSI SYSTEMS, INC.
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                               (Name of Issuer)


                          COMMON STOCK, no par value
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                        (Title of Class of Securities)


                                  671044 10 5
            -------------------------------------------------------
                                (CUSIP Number)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the
Notes).
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CUSIP No.671044 10 5              13G                        Page 2  of  5 Pages


1  NAME OF REPORTING PERSON
   S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


            Deepak Chopra
2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a) [_]

                                                                (b) [_]

3  SEC USE ONLY


4  CITIZENSHIP OR PLACE OF ORGANIZATION

            United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH


        5  SOLE VOTING POWER

               864,417
        6  SHARED VOTING POWER

               509,902
        7  SOLE DISPOSITIVE POWER

               864,417
        8  SHARED DISPOSITIVE POWER

               509,902
9  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          1,374,319
10 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*  [_]


11 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

          14.3%
12 TYPE OF REPORTING PERSON*

          IN


                     *SEE INSTRUCTION BEFORE FILLING OUT!

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ITEM 1.   NAME AND ADDRESS OF ISSUER

          (a) This Schedule 13G relates to the Common Stock, no par value, of OSI Systems, Inc., a California corporation (the "Issuer").

          (b) The address of the Issuer's principal executive office is 12525 Chadron Avenue, Hawthorne, California 90250.

ITEM 2.   NAME AND ADDRESS OF PERSON FILING; TITLE OF SECURITIES

          (a)  This Schedule 13G is filed by Deepak Chopra.

          (b) The filing person's business address is 12525 Chadron Avenue, Hawthorne, California 90250.

          (c)  Deepak Chopra is a United States citizen.

          (d) The class of securities to which this Schedule 13G relates is the Common Stock, no par value, of the Issuer.

          (e)  The CUSIP number of such securities is 671044 10 5.

ITEM 3.   STATEMENTS FILED PURSUANT TO RULES 13D-1(B) OR 13D-2(B)

          This statement is not filed pursuant to Rule 13d-1(b) or 13d-2(b).

ITEM 4.   OWNERSHIP

          (a) As of December 31, 1997, the filing person beneficially owned 1,374,319 shares.

          (b)  Such ownership constituted 14.4% of the class.

          (c) As to such shares, the number of shares as to which such person has:

               (i)    sole power to vote or to direct the vote is 844,059,

               (ii)   shared power to vote or to direct the vote is 530,260,

               (iii) sole power to dispose or to direct the disposition of is 844,059, and

               (iv) shared power to dispose or to direct the disposition of is 530,260.

ITEM 5.   OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

               Not applicable.

                                    3 of 5
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ITEM 6.   OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

               Of the 1,374,319 shares beneficially owned by Deepak Chopra, 254,951 shares and 254,951 shares are owned by The Deepika Chopra Trust UDT dated July 17, 1987 and The Chandini Chopra Trust UDT dated July 17, 1987, respectively. Deepak Chopra is the co-trustee of both irrevocable trusts. Also 10,179 shares and 10,179 shares are owned by Deepika Chopra and Chandini Chopra, respectively, who are the daughters of Deepak Chopra. Such other persons have the right to receive dividends from, and proceeds from the sale of, such securities.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

               Not applicable.

ITEM 8.   IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

               Not applicable.

ITEM 9.   NOTICE OF DISSOLUTION OF GROUP

               Not applicable.

ITEM 10.  CERTIFICATION

               This Schedule 13G is not filed pursuant to Rule 13d-1(b).

                                    4 of 5
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                                   SIGNATURE


          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


February 13, 1998

                           /s/  Deepak Chopra
                           ____________________________________
                           Deepak Chopra


Note: Six copies of this statement, including all exhibits, should be filed with the Commission

ATTENTION:     INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL
               CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001)

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